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New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

July 23, 2021

Mr. Chris Edwards and Ms. Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortress Biotech, Inc. Registration Statement on Form S-3 Filed April 12, 2021 File No. 333-255185

Mr. Edwards and Ms. Murphy:

At the request and on behalf of our client, Fortress Bio, Inc., a Delaware corporation (the “Company”), we hereby submit the following response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated April 16, 2021, relating to the Company’s Registration Statement on Form S-3, which was filed on April 12, 2021 (the “Registration Statement”), as well as verbal comments received from the Staff on July 20, 2021. The response set forth in this letter has been prepared by the Company with our assistance.

Registration Statement on Form S-3 filed April 12, 2021

Incorporation of Certain Documents by Reference, page 15

Comment:

1.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2020, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a definitive proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Alston & Bird LLP	www.alston.com
Atlanta | Beijing | Brussels | Charlotte | Dallas | Fort Worth | London | Los Angeles | New York | Raleigh | San Francisco | Silicon Valley | Washington, D.C.

July 23, 2021

Response:

1.	The Company filed its Definitive Proxy Statement on Schedule 14A on April 30, 2021. On July 2, 2021, the Company filed Amendment No. 1 to the Registration Statement which incorporated the Definitive Proxy Statement.

General

Comment:

2.	Based on your disclosure that if additional sales of Journey Preferred Stock are issued, then you will file a prospectus supplement to add the purchasers as additional selling stockholders, it appears that you intend to rely on General Instruction II.G to Form S-3 to omit the identities of the selling stockholders and amounts of securities registered on their behalf. Please note that since you are not eligible to rely on Rule 430B of Regulation C, you must file a post-effective amendment to add selling stockholders to a registration statement related to a specific transaction that was completed prior to the filing of the resale registration statement. Please revise your disclosure as appropriate and include the amount of securities registered on behalf of each selling shareholder. For guidance, please refer to Rule 430B and Regulation S-K CD&I 140.03.

Response:

2.	Amendment No. 1 to the Registration Statement, filed on July 2, 2021, included the shares issued to the selling stockholders to date. Amendment No. 2 to the Registration Statement, filed concurrently with this letter, in response to this comment and the verbal comments received on July 20, 2021, revises the disclosure to indicate all further changes to the stockholders and stock holdings will be reflected in a post-effective amendment to the Registration Statement.

Please let us know if you have any further comments or questions.

Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath
Partner